UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transaction Period Ended: ______________

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Zalatoris Acquisition Corp.

Full Name of Registrant

Former Name if Applicable

99 Wall Street, Suite 5801

Address of Principal Executive Office (Street and Number)

New York, New York 10005

City, State and Zip Code

001-901886	86-1837862
(Commission File Number)	(IRS Employer Identification No.)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Zalatoris Acquisition Corp. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the first quarter ended March 31, 2024 (the “Q1 2024 Form 10-Q”) with the Securities and Exchange Commission (the “SEC”) by the prescribed due date because the Company is in the process of preparing the financial statements for the first quarter ended March 31, 2024, and will need additional time to complete such financial statements. The Company’s independent registered public accounting firm will also need additional time to complete its review and audit of the financial statements for the first quarter ended March 31, 2024. The Company does not anticipate that it will finalize the financial statements and related information for inclusion in the Q1 2024 Form 10-Q in order to file its Q1 2024 Form 10-Q within the five-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended, due to the Company’s continued efforts in connection with the preparation and filing of the 2023 Form 10-K (as defined below).

The Company has been unable to file with its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “2023 Form 10-K”) with the SEC within the prescribed time period without unreasonable effort or expense. Additional time is needed for the Company to compile and analyze supporting documentation in order to complete the Form 10-K and in order to permit the Company’s independent registered public accounting firm to complete its audits of the consolidated financial statements included in the Form 10-K. Additionally, as previously disclosed by the Company pursuant to the Current Report on Form 8-K with the SEC on April 17, 2024, the composition of the Company’s officers and board of directors have changed. The Company is continuing to work diligently to file its Form 10-K as soon as possible.

The Company does not anticipate any material changes to its previously audited financial statements in the 2023 Form 10-K or the Q1 2024 Form 10-Q, nor does the Company expect to report financial results for such periods that are materially different from the financial guidance range previously provided by the Company.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Stephanos Papadopoulos	917	675-3106
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes  ☒ No

2023 Form 10-K

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Zalatoris Acquisition Corp. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2024	By:	/s/ Stephanos Papadopoulos
	Name:	Stephanos Papadopoulos
	Title:	Chief Executive Officer (Principal Executive Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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